SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

WebMD Health Corp.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

94770V102
(CUSIP Number)

Keith Schaitkin, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 7 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by WebMD Health Corp. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2011, as amended by Amendment No. 1 to the Schedule 13D filed on November 3, 2011, Amendment No. 2 to the Schedule 13D filed on November 25, 2011, Amendment No. 3 to the Schedule 13D filed on November 30, 2011, Amendment No. 4 to the Schedule 13D filed on January 18, 2012, Amendment No. 5 to the Schedule 13D filed on April 12, 2012 and Amendment No. 6 to the Schedule 13D filed on June 8, 2012  (together, the “Schedule 13D”), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On May 7, 2013, the Issuer and the Reporting Persons entered into an Amendment to the Director Appointment Agreement, dated as of May 7, 2013, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.	Amendment to Director Appointment Agreement, dated as of May 7, 2013, among the Reporting Persons and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – WebMD Health Corp. Amendment No. 7 (Amendment to Director Appointment Agreement)]

EXHIBIT 1
EXECUTED VERSION

AMENDMENT NUMBER ONE TO DIRECTOR APPOINTMENT AGREEMENT

    AMENDMENT NUMBER ONE (this “Amendment”), dated as of May 7, 2013, to that certain Director Appointment Agreement, dated as of June 8, 2012 (the “Agreement”), by and among the persons and entities listed on Schedule A thereto (collectively, the “Icahn Group”, and individually a “member” of the Icahn Group) and WebMD Health Corp., a Delaware corporation (the “Company”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

    WHEREAS, the Icahn Group and the Company entered into the Agreement pursuant to which, among other things, (i) the Company agreed to increase the size of the Board from eleven to twelve directors and to appoint the Icahn Suggested Nominee as a Class II director on the Board (with a term expiring at the 2013 annual meeting of stockholders), and (ii) the Icahn Group agreed to be bound by certain restrictions for the duration of the Standstill Period, in each case upon the terms and subject to the conditions set forth therein; and

    WHEREAS, the parties hereto desire to amend the Agreement as set forth in this Amendment in accordance with Section 10 thereof.

    NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows:

       Section 1. Amendment to Section 1

(a) Subsection (a) is hereby deleted in its entirety and replaced with the following:

“effective on or prior to 2013 annual meeting of stockholders, to appoint David Schechter, who is currently on the Board, or his Replacement (as hereinafter defined) (the “Icahn Suggested Nominee”) as a Class III director on the board of directors of the Company (the “Board”) with a term expiring at the 2014 annual meeting of stockholders;”.

(b) Subsection (c) is hereby amended by:  (i) deleting the words “once on the Board” appearing in the first line therein and (ii) deleting the phrase “2013 annual meeting” in each place it appears therein and replacing it in each such place with “2014 annual meeting”.

       Section 2. Amendment to Section 2

(a) Subsection (a) is hereby amended by (i) deleting the phrase “2013 Annual Meeting” and replacing it with “2014 annual meeting of stockholders” as it appears in the fourth line therein, and (ii) deleting the phrase “2013 annual meeting” and replacing it with “2014 annual meeting” in the seventh and 10th line therein.

(b) Subsection (a)(v) is hereby amended by deleting the phrase” “2012 Annual Meeting” and replacing it with “2013 annual meeting of stockholders”.

(c) Subsection (d) is hereby amended by (i) deleting the phrase “2013 annual meeting” in the first place it appears therein and replacing it in such place with “2014 annual meeting”, and (ii) inserting “or 2014 annual meeting of stockholders” directly following the phrase “2013 annual meeting of stockholders” in the second place it appears therein.

(d) Section 2 is hereby amended to insert the following as a new subsection (e):

“So long as the Company is not in breach of any of its obligations set forth in this Agreement (which breach has not been cured within two (2) days’ written notice from the Icahn Group), during the Standstill Period, each member of the Icahn Group shall (1) cause, in the case of all Voting Securities owned of record, and (2) instruct the record owner, in the case of all shares of Voting Securities beneficially owned but not owned of record, directly or indirectly, by it, or by any Icahn Affiliate, as of the record date for the 2013 annual meeting of stockholders, in each case that are entitled to vote at the 2013 annual meeting of stockholders, to be present for quorum purposes and to be voted, at the 2013 annual meeting of stockholders or at any adjournments or postponements thereof, for any individuals nominated by the Board for election at the 2013 annual meeting of stockholders who are members of the Board on the date hereof.”

       Section 3. Counterparts.  This Amendment may be executed in two or more counterparts which together shall constitute a single agreement.

       Section 4.   Full Force and Effect.  Except as amended hereby, the Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment, or caused the same to be executed by its duly authorized representative as of the date first above written.

WEBMD HEALTH CORP.

By:          __________________________________
Name:
Title:

[Signature Page to Amendment]

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
By:  Barberry Corp., its sole member
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp., its sole member

By:          ______________________
Name: Keith Cozza
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:          ________________________
Name: SungHwan Cho
Title: Chief Financial Officer

_________________________
Carl C. Icahn

_________________________
Brett Icahn

_________________________
David Schechter

[Signature Page to Amendment]

SCHEDULE A
------------------------------

Barberry Corp.
Beckton Corp.
Icahn Capital LP
Icahn Enterprises Holdings L.P.
Icahn Enterprises G.P. Inc.
Icahn Offshore LP
Icahn Onshore LP
Icahn Partners LP
Icahn Partners Master Fund LP
Icahn Partners Master Fund II LP
Icahn Partners Master Fund III LP
IPH GP LLC
High River Limited Partnership
Hopper Investments LLC
Carl C. Icahn
Brett Icahn
David Schechter (and any Replacement thereof)